		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30
	2011	2010

Earnings before income from equity investees	$23,907	$16,367

Add back:
Fixed charges	74,626	79,297
Amortization of previously capitalized interest	2,255	2,266
Distributed income of Unconsolidated Joint Ventures	21,032	19,240

Deduct:
Capitalized interest	(373)	(59)
Preferred distributions	(1,230)	(1,230)

Earnings available for fixed charges and preferred dividends	$120,217	$115,881

Fixed charges:
Interest expense	70,485	75,340
Capitalized interest	373	59
Interest portion of rent expense	2,538	2,668
Preferred distributions	1,230	1,230
Total fixed charges	$74,626	$79,297

Preferred dividends	7,317	7,317

Total fixed charges and preferred dividends	$81,943	$86,614

Ratio of earnings to fixed charges and preferred dividends	1.5	1.3